December 15, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Tony Watson

Angela Lumley

RE: Sky Century Investment, Inc. (the “Company”)

Form 10-12G

Filed October 26, 2023

File No. 000-56603

Dear Mr. Watson:

I am writing to inform you that Sky Century Investment, Inc. (the “Company”) hereby withdraws the above-referenced Form 10-12G. The Form 10-12G was originally filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2023 and has not yet been declared effective by the SEC.

The Company is currently undertaking a revision of its Form 10-12G and the corresponding financial statements to effectively address specific comments received from the SEC on November 21, 2023. Consequently, the Company respectfully seeks approval from the SEC for an order facilitating the withdrawal of Form 10-12G, with a request for the withdrawal to be declared effective at the earliest feasible opportunity. Given that the SEC has yet to conclude its review of Form 10-12G, the Company aims to forestall the effectiveness of the form, that would also result the Form 10-12G to become effective automatically 60 days after the initial filing date.

Thank you for your understanding and consideration. We appreciate your cooperation in this matter. If you have any questions, please feel free to contact me at (205) 238-7735 or contact our legal counsel, Marc Steven Applbaum at (619) -993-0288.

Regards,

/s/ Nataliia Petranetska

President, Director, Treasurer

& Chief Executive Officer

Sky Century Investment, Inc.